UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number:

TWIN MINING CORPORATION

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On August 4, 2006, Twin Mining Corporation issued a press release “Twin Mining Announces Changes  to Management” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TWIN MINING CORPORATION

By: /s/ Domenico Bertucci

Name: Domenico Bertucci

Title:   Chief Financial Officer

Date:   August 14, 2006.

TWIN MINING CORPORATION

Suite 1250, 155 University Avenue

Toronto / Ontario      M5H 3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

Web-site:www.twinmining.com

E-mail: info@twinmining.com

Press Release

August 4, 2006

Twin Mining Announces Changes to Management

Twin Mining Corporation (TWG:TSX) (“Twin Mining”) announced today that James K. Gray has been appointed Chairman of the Board of Directors and that Bill Baird has been appointed interim Chief Executive Officer.  Mr. Baird began his business career in 1968 with Deloitte & Touche and his career with public companies in 1974 when he joined Teck Corporation.  He has since acted as an independent consultant to and has held senior positions in public and private companies involved in mining, computer distribution and land management in Canada and abroad.

Mr. Hermann Derbuch is leaving the Company to pursue other interests.  The Board of Directors extends its thanks to Mr. Derbuch for his contributions to the Corporation over the past number of years.

For further information, please contact:

Mr. Bill Baird

Interim CEO, Twin Mining Corporation

Tel.: 416-777-0013.